UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K/A

Amendment No. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-12298

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGENCY CENTERS CORPORATION

One Independent Drive, Suite 114

Jacksonville, Florida 32202

(904) 598-7000

Form 11-K/A Report Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements as of December 31, 2008 and 2007 and For the Year Ended December 31, 2008:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-11

Supplemental Schedule as of December 31, 2008:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit 23:

Consent of Independent Registered Public Accounting Firm – KPMG LLP	14

Report of Independent Registered Public Accounting Firm

The Employee Benefits and Retirement Investment Committee

Regency Centers 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Regency Centers 401(k) Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 25, 2009

Jacksonville, Florida

Certified Public Accountants

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value (note 5):
Wells Fargo Treasury Plus Institutional Money Market Fund	$199,160	247,778
Common/collective trusts	7,320,797	7,200,057
Mutual funds	18,051,618	25,123,654
Regency Centers Corporation common stock	5,773,612	7,094,932

Total investments, at fair value	31,345,187	39,666,421
Participant loans	790,433	725,963
Receivables - employer contributions	1,319,123	1,573,519

	33,454,743	41,965,903

Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts	319,528	16,148

Net assets available for benefits	$33,774,271	41,982,051

See accompanying notes to financial statements.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Investment income (loss):
Net depreciation in fair value of investments (note 5)	$(13,030,529)
Interest and dividends	1,115,700

Total investment loss	(11,914,829)

Contributions (note 1(b)):
Employer	2,870,059
Participants	3,259,931
Rollovers	169,941

Total contributions	6,299,931

(5,614,898)

Deductions from net assets attributable to:
Benefits paid to participants	2,589,357
Administrative expenses (note 6)	3,525

Total deductions	2,592,882

Net decrease	(8,207,780)

Net assets available for benefits:

Beginning of year	41,982,051

End of year	$33,774,271

See accompanying notes to financial statements.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of Plan

Regency Centers Corporation (the “Company”) adopted the Regency Centers 401(k) Profit Sharing Plan (“the Plan”) with an original effective date of January 1, 1986, but the amended and restated provisions of the Plan became effective on January 1, 2005.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a 401(k) and profit sharing defined contribution retirement plan covering all employees of the Company, its subsidiaries and affiliates, who have three months of continuous service and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

Effective January 1, 2008, each eligible employee is automatically enrolled in the Plan, at a contribution rate of 3%, and becomes a participant of the Plan, unless the employee elects to decline participation within 45 days of his or her eligibility date. Participants who are automatically enrolled but do not make investment elections have their contributions allocated to the Fidelity Balanced Fund. For 2008 and 2007, participants may contribute up to $15,500 of pre-tax annual compensation, as defined in the Plan. Participants who are or will attain age 50 before the end of the Plan year may elect to defer additional amounts (“catch-up contributions”) to the Plan as of January 1st of that year.

The Company matches participant contributions equal to 100% of salary deferrals up to a maximum matching amount of $3,700 and $3,600 for 2008 and 2007, respectively. Participant and employer matching contributions are invested as directed by the participant. The Company may also elect to make a profit sharing contribution in the form of cash. During 2008 and 2007, the Company’s profit sharing contributions amounted to $1,319,123 and $1,573,519, respectively.

A participant may transfer funds from other qualified plans to the Plan. These funds are set up in a separate participant account referred to as a “Participant’s Rollover Account.”

(c)	Plan Administration

Under a trust agreement effective October 1, 1999, Wells Fargo Bank, N.A. (“Wells Fargo”) was appointed trustee for the Plan. Wells Fargo also serves as the recordkeeper and asset custodian. The Plan is administered through the Company’s Employee Benefits Committee, which is appointed by the board of directors of the Company.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, employer matching and a discretionary profit sharing contribution and Plan earnings. Allocations of the Company’s profit sharing contributions are based on participant earnings, as defined in the Plan document. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Participant Loans

Participants may borrow from the Plan using their vested account balance as security for the loan. Participant loans are repaid through payroll deduction(s). The minimum loan amount is $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the participants’ vested account balance. Generally, the term of the loan may not exceed five years; however, if the loan is for the purchase of a primary residence, the Plan may allow for a longer repayment term not to exceed 15 years. A participant may have only one loan outstanding at any time. The interest rate is fixed over the life of the loan and the interest paid by the participant is credited back to their account.

(f)	Vesting

Participants’ contributions and the Company’s matching contributions to the Plan are vested immediately. The vesting schedule for the Company’s discretionary profit sharing contribution is based on years of service. A participant is 100% vested after three years of service. A year of service is defined as at least 1,000 hours of service during a Plan year. Participants immediately vest in all contributions upon reaching normal or early retirement age.

(g)	Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant (or beneficiary) may elect to receive either a lump-sum distribution or receive installments equal to the value of the participant’s vested interest in his or her account. In addition, for all terminations including for the reasons discussed above, a participant may receive a distribution in the form of Regency Centers Corporation common stock (“distribution-in-kind”) equal to the value of the participant’s vested interest in his or her Regency Centers Corporation common stock fund account.

In-service hardship distributions are permissible under the Plan and follow the Internal Revenue Service (“IRS”) issued regulations. If a participant is entitled to a distribution of more than $200, then he or she may elect whether to receive the distribution or to roll over the distribution to another retirement plan such as an individual retirement account (“IRA”). If the vested interest in the Plan exceeds $1,000 and does not exceed $5,000 and he or she does not elect to receive or to roll over the distribution, then the distribution must be rolled over to an IRA.

(h)	Plan Expenses

Plan expenses were paid by the Plan sponsor. However, the Plan continues to pay and charge participant accounts for the administrative fees to transact new participant loans.

(i)	Forfeitures

Forfeitures are allocated during the year in which the forfeiture occurs to all participants eligible to receive a Company profit sharing contribution, as defined in the Plan document. The amount allocated to each participant is the product of the ratio of their compensation to total compensation multiplied by total forfeitures. During 2008, amounts forfeited in prior years and earnings thereon totaling $60,000 were allocated to participants. At December 31, 2008, unallocated forfeitures totaled $44,474.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accrual basis of accounting has been used in preparing the accompanying financial statements.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

(b)	Valuation of Investments and Income Recognition

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts.

One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that the Plan report its investment in the Stable Return Fund at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statements of Net Assets Available for Benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value.

Investments are carried at fair value which represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements. The change in fair value of investments includes the gain or loss on investments bought or sold during the year, as well as, the unrealized change in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

(c)	Participant Loans

Participant loans are not considered investments and are recorded at amortized cost.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Risks and Uncertainties

The Plan invests in various investment securities. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments, including the Plan’s investment in the Company’s common stock in which it has a concentration, will occur in the future and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(g)	Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“Statement 157”) which defines fair value, establishes a framework for measuring fair value in financial statements prepared in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies to accounting pronouncements that require or permit fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and was adopted by the Plan on January 1, 2008. See Note 7 for further discussion.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in all employer contributions and earnings thereon. Additionally, the Company may direct benefits to be distributed as soon as practicable or the Trust, created by the Plan, be continued and benefits be distributed as if the Plan had not been terminated.

(4)	Income Tax Status

The sponsor of the prototype plan, on which this standardized plan is based, has received a tax opinion letter from the IRS dated August 30, 2001, which indicates that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“the Code”). Although the Plan has been amended since receiving the determination letter, in the opinion of the Plan administrator and its counsel, the Plan has operated in accordance with the Code and the Plan document and therefore remains qualified and tax exempt.

The Company accounts for uncertainties in income tax law in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions and requires that the Plan recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained under audit, based on the technical merits of the position.

(5)	Investments

Participants may direct Wells Fargo, the trustee, as to the investment selection for their personal and Company matching contributions into 20 permissible investment vehicles. At December 31, 2008, the mutual fund and common stock investment options include the following:

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

AIM Real Estate (A)
Alliance Bernstein International Value (A)
American Funds Growth Fund of America
American Funds New Perspective
Baron Small Cap
Fidelity Balanced Fund
Lord Abbett Small Cap Blend (A)
MFS Value (A)
Regency Centers Corporation common stock/Wells Fargo Treasury Plus Institutional Money Market Fund
RS Investments Value (A)
Wells Fargo Advantage - Dow Jones Target Today
Wells Fargo Advantage - Dow Jones Target Today 2010
Wells Fargo Advantage - Dow Jones Target Today 2020
Wells Fargo Advantage - Dow Jones Target Today 2030
Wells Fargo Advantage - Dow Jones Target Today 2040
Wells Fargo Advantage - Dow Jones Target Today 2050
Wells Fargo Advantage Index
Wells Fargo Advantage Total Return Bond
Wells Fargo Collective Stable Return Fund
WF Collective S&P Midcap Index

As stated in Note 2(b) above, the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2008 and 2007 was $5,728,006 and $4,635,336, respectively. The contract value of the fund as of December 31, 2008 and 2007, which is a component of net assets available for benefits, totaled $6,047,534 and $4,651,484, respectively. During 2008 and 2007, this fund yielded approximately 4.28% and 4.57%, respectively.

As of December 31, 2008 and 2007, the following investments, at fair value, represent 5% or more of the Plan’s net assets:

	2008	2007
Regency Centers Corporation common stock; 298,673 and 270,457 shares, respectively	$5,773,612	7,094,932
Wells Fargo Collective Stable Return Fund; 139,823 and 112,147 shares, respectively	5,728,006	4,635,336
American Funds New Perspective; 147,211 and 113,562 shares, respectively	2,755,790	3,828,181
Wells Fargo Advantage Index; 73,467 and 62,483 shares, respectively	2,399,428	3,485,934
Wells Fargo Advantage Total Return Bond; 175,062 and 88,566 shares, respectively	2,098,994	1,084,931
MFS Value (A); 119,202 and 111,992 shares, respectively	2,090,803	2,971,150
Fidelity Balanced Fund; 157,192 and 133,658 shares, respectively	2,062,365	2,621,032
American Funds Growth Fund of America; 96,508 and 73,111 shares, respectively	1,961,051	2,468,213
WF Collective S&P Midcap Index; 37,539 and 38,457 shares, respectively	1,592,791	2,564,721
Alliance Bernstein International Value (A); 106,918 and 155,368 shares, respectively	1,101,256	3,444,506

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common/collective trusts	$(678,917)
Mutual funds	(10,616,987)
Regency Centers Corporation common stock	(1,734,625)

Net depreciation in fair value of investments	$(13,030,529)

(6)	Party-in-interest Transactions

Certain Plan investments are units or shares of mutual funds and common collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for administrative services amounted to $3,525 for the year ended December 31, 2008.

The Plan also invests in the common stock of the Company (see note 5) from which it received dividend income of $333,562 during 2008.

(7)	Fair Value Measurements

The Plan accounts for assets measured at fair value in accordance with Statement 157. Statement 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset. As a basis for considering market participant assumptions in fair value measurements, Statement 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

•	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.

The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Plan Investment Assets

Money market funds

The assets held in money market funds are valued at the net asset value (NAV) of the underlying funds. The NAV of money market funds are based on quoted prices in an active market and have been classified within Level 1.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

Common/collective trusts

The assets held in common/collective trusts are valued at the NAV of the underlying funds. The NAV of common/collective trusts are based on quoted prices in a market that is not active and have been classified within Level 2.

Mutual funds

Shares of mutual funds are valued at the NAV of shares held by the Plan at December 31, 2008. The NAV of the mutual funds are based on quoted prices in active markets and have been classified within Level 1.

Regency Centers Corporation common stock

Equity securities directly held by the Plan consist of common stock with quoted prices in active markets and have been classified within Level 1.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2008:

	Investment Assets at Estimated Fair Value as of December 31, 2008:
	Level 1	Level 2	Level 3	Total
Money market funds	199,160	—	—	199,160
Common/collective trusts	—	7,320,797	—	7,320,797
Mutual funds	18,051,618	—	—	18,051,618
Regency Centers Corporation common stock	5,773,612	—	—	5,773,612

Total Investments	$24,024,390	$7,320,797	$—	$31,345,187

(8)	Restructuring

In November 2008, the Company announced a restructuring plan designed to further align employee headcount with the Company’s projected workload in response to the economic downturn. In connection with the restructuring plan, the Company severed 50 Plan-eligible employees in November 2008 and another 43 Plan-eligible employees in March 2009. As a result, the Company engaged its external ERISA counsel to provide an opinion as to whether the recent employee severances constituted a partial plan termination as per Internal Revenue Code § 411(d)(3). The Company’s external ERISA counsel concluded there was no partial plan termination.

(9)	Subsequent Events

As discussed in Note 8 above, the Company severed 43 Plan-eligible employees in March 2009 as a part of the Company’s restructuring plan announced in November 2008.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

Description	Units	Current value
* Wells Fargo Treasury Plus Institutional Money Market Fund	—	$199,160
Common/collective trusts:
* Wells Fargo Collective Stable Return Fund (shown at contract value)	139,823	6,047,534
* WF Collective S&P Midcap Index	37,539	1,592,791
Mutual funds:
American Funds New Perspective	147,211	2,755,790
* Wells Fargo Advantage Index	73,467	2,399,428
* Wells Fargo Advantage Total Return Bond	175,062	2,098,994
MFS Value (A)	119,202	2,090,803
Fidelity Balanced Fund	157,192	2,062,365
American Funds Growth Fund of America	96,508	1,961,051
Alliance Bernstein International Value (A)	106,918	1,101,256
RS Investments Value (A)	65,905	987,916
Lord Abbett Small Cap Blend (A)	87,617	948,889
AIM Real Estate (A)	54,569	769,971
Baron Small Cap	22,654	322,590
* Wells Fargo Advantage - Dow Jones Target Today 2020	15,903	172,862
* Wells Fargo Advantage - Dow Jones Target Today 2030	11,378	116,172
* Wells Fargo Advantage - Dow Jones Target Today	11,786	112,198
* Wells Fargo Advantage - Dow Jones Target Today 2040	8,960	95,240
* Wells Fargo Advantage - Dow Jones Target Today 2010	2,765	30,447
* Wells Fargo Advantage - Dow Jones Target Today 2050	4,123	25,646
Other:
* Regency Centers Corporation common stock	298,673	5,773,612
* Participant loans (at interest rates from 4.25% to 9.75% maturing through 2023)	—	790,433

Total		$32,455,148

* Party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

	By:	REGENCY CENTERS

/s/ J. Christian Leavitt
J. Christian Leavitt
June 25, 2009	Senior Vice President and Principal Accounting Officer